

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

<u>Via E-mail</u>
Mr. Xiang Wei
Chief Executive Officer
Wonder International Education & Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

> **Re:** **Wonder International Education & Investment Group Corporation**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed July 25, 2013**
> **File No. 333-163635**

Dear Wei:

We issued comments to you on the above captioned filings on August 21, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 22, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director